February 14, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Terrence J. Sheldon
Chief Executive Officer
T.J.T., Inc.
843 North Washington, P.O. Box 278
Emmett, Idaho 83617

RE:	T.J.T., Inc. (the "Company")
	Form 10-K for the year ended September 30, 2004
	File No. 0-27340

Dear Mr. Sheldon:

We have reviewed your filing and have the following comments.
Where
indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days.







Form 10-K for the Fiscal year-ended September 30, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 9

1. As discussed in our recent Interpretive Release about
Management`s
Discussion and Analysis (FR-72), one of the primary objectives in preparing this section should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management. As such, please expand upon your disclosures in future filings to provide further analysis of the changes in operating results year-over-year. Please expand your disclosures to include information, such as, but not limited to:
* Significant drivers of the 15% increase in sales by your accessories and siding segment.
* The reason the manufactured housing industry experienced an increase in shipments, but your results do not reflect a similar increase.
* The effect that entering the agricultural market through the sales of metal buildings has had and is expected to have on your operating results.
* More detailed information with regard to the components of your selling, general and administrative expenses and the changes in such expenses from period to period.

Item 8.  Financial Statements and Supplementary Data

Statements of Operation, page 16

2. Please revise to segregate Operating Expenses from SG&A in accordance with Rule 5-03(b)(3) and (4) of Regulation S-X, or explain why you do not believe this is required.

3. We note that you recorded a gain on the sale of assets of
$21,000
in the current year. It appears that you have currently presented this gain in the non-operating activities portion of your Statement of Operations. In accordance with paragraph 45 of SFAS No. 144, a gain or loss recognized on the sale of a long-lived asset shall be included in "income from operations," if such a subtotal is presented in the statement of operations. In future filings, please reclassify your gains and losses recognized on the sale of long-lived assets as a component of operating income for all years presented. The gains/(losses) on the disposition of investment property should be similarly reclassified.

4. We note that you sold a portion of your land held for investment in the current year. Based upon your disclosure in "Note A - Significant Accounting Policies," it appears that you recognize the sale of land held for investment as an installment sale, when your company provides virtually 100 percent financing to the buyer. As such, please tell us whether any of the land sold during the periods presented in your financial statements was recorded as an installment sale, as a result of financing provided to the buyer. If so, please expand your disclosures in future filings relating to your real estate sales to comply with the requirements of paragraph 59 of SFAS
No. 66, which requires that the income statement, or related footnotes, for the period including the date of sale should present the sales value, the gross profit that has not yet been recognized, and the total cost of the sale.

Notes to Financial Statements

Note A - Significant Accounting Policies

Earnings per Share, page 21

5. We note that you state that "130,000, 123,000, and 88,000 of the total options outstanding at September 30, 2004, 2003, and 2002, respectively, were not included in the diluted earnings per share calculation because the exercise price of the options were greater than the average market price of common shares." As 220,000; 230,000; and 160,000 options were outstanding at the end of fiscal years 2004, 2003, and 2002, respectively, it appears that there were options which were included in the weighted average shares used in your dilutive EPS calculation. Paragraph 40(a) of SFAS No. 128 indicates that you should provide a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations, for each period that you have presented an income statement. Please expand upon your disclosure in future filings to include these disclosures. Illustration 2 of Appendix C to SFAS No. 128 provides an example of this presentation.
Also, revise your future filings to disclose your "basic" and "diluted" earnings per common share on your consolidated statements of operations. Refer to the requirements of paragraph 36 of SFAS No.
128.

Note B - Inventories

6. Revise the notes to your financial statements and your discussion of "Critical Accounting Policies" in future filings to clarify the nature of the inventories that are valued using the first-in, first-out and average-cost inventory methods.



Note F - Credit Facility, page 26

7. We note per "Item 5." of your Form 10-K, that your revolving line of credit prohibits the company from paying dividends. Rule 4-08(e)
of Regulation S-X indicates that restrictions which limit the payment of dividends by the registrant should be disclosed in the financial statement footnotes. Please disclose the restrictions that prevent the payment of dividends by your company in the financial statement footnotes in future filings.

Note K - Related party Transactions, page 29

8. We note per the financial statements which you filed for your significant equity investee - NewCo Tire and Axle L.L.C ("NewCo")
-
that you sold approximately $118,000 in tires and axles to this company. As your filing only discloses the income recognized from equipment rentals to your equity investee, please expand upon the related party footnote in your future filings to include all transactions between your company and NewCo. Refer to the requirements of paragraph 2 of SFAS No. 57.

Note M - Business Segments, page 30

9. You state that your identifiable assets are assigned to operating locations rather than operating segments, with depreciation allocated to the segments based upon usage. As paragraph 27 of SFAS No. 131 indicates that an enterprise shall report a measure of total assets for each reportable segment, please revise future filings to disclose the total assets for each of your segments or explain in further detail why you are unable to do so. In this regard, we do not understand how you can determine the amount of capital expenditures for each segment, but not its total assets. Please advise or revise as appropriate.

Form 10-K/A for the year-ended September 30, 2004

Item 15.  Exhibits, Statement Schedules and Reports on Form 8-K

10. We note that you filed separate financial statements of NewCo as an Exhibit in Item 15 of your 10-K/A filed on January 31, 2005, in order to comply with the requirements of Rule 3-09 of Regulation S-X.
Rule 3-09(b) of Regulation S-X requires that the financial statements be filed for the same periods required by Rules 3-01 and 3-02 of Regulation S-X. As you have filed in your Form 10-K/A, only the financial statements of your significant equity investee, for its latest fiscal year-end, please amend your filing to include financial statements for its prior fiscal year. Also, it appears that the additional financial statements required for the prior fiscal year should be audited, since your equity in the earnings of this entity exceeded the 20% significance threshold in that year, also.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at (202) 824-5646 if you have questions regarding comments on the financial statements and related matters.
Please contact the undersigned at (202) 942-1936 with any other questions.


								Sincerely,


								Linda Cvrkel
								Branch Chief


Via facsimile:  Larry B. Prescott, CFO
		(208) 365-3983
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Mr. Terrence J. Sheldon
T.J.T., Inc.
February 14, 2005
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